UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective Date of Action by Written Consent of Shareholders

As previously reported in the definitive information statement of China Natural Resources, Inc. (the “Company”) furnished to the Securities and Exchange Commission on November 7, 2019 under cover of Form 6-K, on October 25, 2019, Feishang Group Limited, the holder of 14,480,593 common shares (constituting approximately 58.1% of the Company’s outstanding common shares as of the October 18, 2019 record date), executed a written consent in lieu of meeting of shareholders to (a) elect Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward as Class III Directors for terms ending immediately following the Company’s 2022 annual meeting of shareholders, and (b) ratify the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2019.

The written consent in lieu of meeting of shareholders provides that the actions taken will become effective not less than 20 days following the date that the Company’s definitive information statement is first disseminated to shareholders. This Current Report is filed to disclose that the actions taken by shareholders on October 25, 2019 became effective on November 28, 2019. The date these actions became effective is also deemed to be the date of the Company’s 2019 annual meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: November 29, 2019	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer